[LETTERHEAD OF PLATINUM GROUP METALS LTD]

July 23, 2009

H. Roger Schwall Assistant Director Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, D.C. 20549-7010
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated July 8, 2009, regarding

Platinum Group Metals Ltd.

Form 40-F for the Fiscal Year Ended August 31, 2008

Filed December 2, 2008

File No. 001-33562

Dear Mr. Schwall:

This letter responds to the staff’s comments set forth in the July 8, 2009 letter regarding the above-referenced Form 40-F for Platinum Group Metals Ltd. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 40-F for the Fiscal Year Ended August 31, 2008

Exhibit 99.02

Consolidated Statements of Operations and Comprehensive Income

Staff Comment No. 1.

Please explain to us why the report of your former auditor, dated November 8, 2006, does not also make reference to the consolidated statement of shareholders’ equity for the year ended August 31, 2006.

Platinum Group Metals Ltd.’s Response:

The report of our former Auditor dated November 8, 2006 was corrected by Deloitte & Touche LLP over a year ago to include the consolidated statement of shareholder’s equity. It was also corrected to show their City of domicile and a couple of other minor items. Unfortunately, our service provider at Filing Services Canada performed some cut and paste on our past filings and they embedded the previously incorrect Auditors’ report into our filings, which then appears again in our 2008 40F. The correct Auditors’ report is attached to this response letter. As soon as practicable following the resolutions of the staff’s comments, we will file an amendment to the Form 40-F to include the correct report and fix the problems on the cover page to the Form 40-F.

In all future Form 40-F filings and any amendments thereto, we will ensure that the correct Auditors’ report for fiscal 2006 is included where appropriate.

Note 2. Significant Accounting Policies

(a) Basis of presentation and principles of consolidation

Staff Comment No. 2.

We note from your response to prior comment number five you do “not exercise control of the WBJV on its own, nor does the Company exercise joint control over the WBJV with any other party;” and that decisions are made by the parties to the WBJV “based on a simple majority vote according to each party’s participation interest.” Please provide the following so we may better understand your conclusion that you do not exercise joint control of the WBJV operations;

•

In further detail, explain why you believe each party to the WBJV have not contractually agreed to the sharing of the continuing power of the WBJV to determine its strategic operating, investing and financing policies;

•	Explain how decisions in all areas essential to the accomplishment of the activities of the WBJV require the consent of each party as specified in the terms of the contractual arrangement;
•	Tell us why you believe your interest plus the interest of either party combined would not be viewed as joint control [CICA Handbook 3055, paragraph 05];
•	Explain how you considered CICA Handbook 3055, paragraph 13 concerning activities in the oil, gas and mineral extraction industries;
•

Explain how you considered EITF 00-1, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other ventures,” in accounting for your interest in the WBJV for US GAAP purposes; and

•

Explain whether the consolidation and rationalization of the WBJV you are contemplating will change your accounting for your interest in the WBJV in the future. In this regard, we note your statement that “On September 2, 2008, the

Company announced its agreement to a term sheet with Anglo Platinum and Wesizwe to consolidate and rationalize the WBJV... Under the terms of the Proposed Transaction, the Company will control 74% of the WBJV Projects 1 and 3 and Wesizwe will control 100% of Project 2 and 26% of Projects 1 and 3.”

Platinum Group Metals Ltd.’s Response:

Response in respect of the first five bullets under Staff Comment No. 2.

In our prior response we did not indicate the nature of our interest in the mineral and surface rights (as opposed to the joint venture) and realize that this is an important aspect of our accounting. These rights are not jointly owned or controlled. Each specific permit or title was owned by either Anglo Platinum or Platinum Group Metals Ltd. Ultimately the WBJV had a claim as to the use or disposition of joint venture assets under the joint venture agreement, but title to the properties comprising Project 1 of the WBJV remained with Anglo Platinum and Platinum Group Metals Ltd, respectively. Accordingly, we are of the view that we have an undivided interest in the properties originally contributed to the WBJV and as such, accounting for this interest as an investment in the WBJV is appropriate under both Canadian and US GAAP, consistent with the guidance in EITF 00-1, and consistent with CICA Handbook 3055 including paragraphs 5 and 13. We will, however, provide further elaboration on the nature of our interests and accounting policies in future filings.

The WBJV is not a separate legal entity under South African jurisprudence and accordingly, has no assets or liabilities distinct from those of the joint venture participants. Accordingly, we believe that we have correctly presented the undivided interest of Platinum Group Metals Ltd in the properties, as well as our share of the exploration and development costs, as investment in WBJV.

Each party agreed to the terms and conditions of the WBJV agreement, but there was no further agreement or understanding amongst the parties that aligned any two parties into a control block for the purpose of exerting continuing power over the WBJV to determine its strategic operating, investing and financing policies. On any given operating decision the majority to rule was undetermined until a vote was taken. Thus the mechanisms to make and effect decisions were contractually codified, but “control” of the joint venture was not predetermined or jointly held. We believe the key issue here is the fact that, under the terms and conditions of the agreement, each participant has the ability to influence decisions only in proportion to their ownership interest. Decisions don’t require consent of each participant regardless of their interest under the terms and conditions of the agreement (no veto exists).

As described above, decisions in all areas essential to the accomplishment of the activities of the WBJV were subject to a vote, not joint control, the outcome of which was not predetermined by a control block and the outcome to which was unknown until the vote was taken. For normal course operating decisions the consent of each party was not a requirement; a simple majority vote would carry such decisions. For certain specified matters, such as dissolution of the WBJV, the acquisition or purchase of other businesses, a material change in the nature of the JV business, a change of auditors, the basis of accounting policy or the approval of annual budgets required a 70% majority vote was required, thereby requiring essentially a unanimous vote. Such an outcome was never a certainty until a vote was taken.

Response in respect of the sixth bullet under Staff Comment No. 2.

The consolidation and rationalization of the WBJV was formalized by definitive agreement in December 2008, however, the formal transfer of titles amongst the parties currently remains to be completed. This transfer process is now in the hands of the Government of South Africa and it should be completed shortly. It is Platinum Group Metals Ltd. view that our accounting for our interest in the WBJV will change as at August 31, 2009, or shortly thereafter. On a prospective basis, we intend to account for our interests in the newly created holding company for our remaining share of the WBJV assets, named Maseve Investments, as a subsidiary using the consolidation method because we expect to control this entity.

(b) Mineral properties and deferred exploration costs

Staff Comment No. 3.

We note from your response to prior comment number eight that when “quoted market prices are not available, estimates of fair value are based on the best information available, including prices for similar items and the results of other valuation techniques.” Based on review of the other valuation techniques you described in your response, please confirm, if true, that you also consider the future cash flows associated with values beyond proven and probable reserves, as contemplated by Issue 2 of EITF 04-3, for your impairment analysis under FAS 144 for US GAAP purposes, or otherwise advise. Additionally, please advise as to your consideration of Issue 3 of EITF 04-3 in your other valuation techniques.

Platinum Group Metals Ltd.’s Response:

We have considered future cash flows beyond proven and probably reserves under Issue 2 of EITF 04-3 in respect of our FAS 144 impairment analysis. Furthermore, we confirm that we have also considered the effects of anticipated fluctuations in future metal prices under Issue 3 of EITF 04-3. Our impairment models include a consideration of three year trailing metal prices, current metal prices as well as industry participant consensus forward pricing.

Closing Comments

Platinum Group Metals Ltd. acknowledges that:

o	it is responsible for the adequacy and accuracy of the disclosure in the filing;
o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (604) 899-5450 or our counsel, Kimberley Anderson, at (206) 903-8803.

Sincerely,

Platinum Group Metals Ltd.

/s/ Frank Hallam

Frank Hallam

Chief Financial Officer

cc:	Chris Doerksen, Dorsey & Whitney LLp
Kimberley Anderson, Dorsey & Whitney LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Platinum Group Metals Ltd.

(An exploration stage company)

We have audited the consolidated balance sheets of Platinum Group Metals Ltd. (an exploration stage company) as at August 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended August 31, 2006 and the cumulative period from March 16, 2000 to August 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2006 and the cumulative period from March 16, 2000 to August 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Independent Registered Chartered Accountants

Vancouver, Canada

November 8, 2006

Comments by auditors on Canada - United States of America reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated November 8, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the change described in Note 2 (f) to the consolidated financial statements. Our report to the shareholders, dated November 8, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Independent Registered Chartered Accountants

Vancouver, Canada

November 8, 2006